February 23, 2010

Tim Buchmiller, Esq.
Senior Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Medisafe 1 Technologies Corp. Registration Statement on Form S-1 Filed: January 26, 2010 File No. 333-161914

Dear Mr. Buchmiller:

Enclosed herewith for filing on behalf of Medisafe 1 Technologies Corp. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 4 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 3 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 26, 2010.

We received your letter of February 16, 2010, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

1.
Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.  An updated accountant’s consent should also be included with any amendment to the filing.

The Amendment No. 4 of the Registration Statement on Form S-1 has been updated with the annual December 31, 2009 financial statement.  All related financial information in the document has been updated accordingly too. The auditors consent has been revised and updated accordingly too.

This letter responds to all comments contained in your letter of February 16, 2010.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call our Counsel, Michael S. Krome, Esq. at 631-737-8381, or myself.

Very truly yours, /s/ Jacob Elhadad Jacob Elhadad, President